DIAMONDHEAD CASINO CORPORATION
1301 SEMINOLE BOULEVARD, SUITE 142
LARGO, FLORIDA 33770
727-674-0055
October 14, 2010
David R. Humphrey, Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street N.E.
Washington, DC 20549-3561

Re:	Diamondhead Casino Corporation
Form 10-K for the year ended December 31, 2009
Commission File Number: 000-17529
Dear Mr. Humphrey:
We acknowledge receipt of your letter dated September 30, 2010. As we discussed during a teleconference on Tuesday, October 11, 2010, we wish to confirm to you that our response (amendment) to the above described staff comment letter originally due this date, will be delayed. We expect to file our response (amendment) no later that Thursday October 21, 2010.

Very truly yours,
By:	/s/ Deborah A. Vitale
Deborah A. Vitale
President